news release

Zi Corporation and Comneon Complete Integration of eZiText® for Faster Time-to-Market

CALGARY, AB, February 4, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) today announced that Comneon GmbH & Co. OHG, a wholly-owned subsidiary of Infineon Technologies AG (FSE/NYSE: IFX), has pre-integrated Zi's user-friendly eZiText® technology into its handset design software for use by original equipment and design manufacturers (OEMs and ODMs). The relationship with Comneon increases the number of leading software development companies that have selected Zi's predictive text technologies for integration into their platform software products, which further expands the community that is now incorporating Zi's products for delivery to the global wireless market.

The pre-integration work allows Infineon's customers faster time-to-market and dramatically reduces implementation costs. Comneon, a leading supplier of embedded software for mobile communications, has pre-integrated eZiText into the man-machine interface (MMI) module within the APOXI™ Development Suite. MMI is the part of the handset design software that determines how a mobile phone user interacts with a handset's applications and services. The pre-integration of eZiText with Comneon's APOXI has been completed for the Chinese language and a selection of alphabetic languages.

"This alliance with Zi allows us to offer a more complete solution to our customers by meeting their growing demands for pre-integrated and pre-tested software that is ready for immediate deployment," said Dr. Christian Mucke, Managing Director of COMNEON. "Predictive text input has become a core requirement of every OEM, and Zi has the ability to be responsive with their strong customer support and the product modularity to allow for easy customization with our MMI implementations in a broad range of languages."

"Being selected by Comneon to provide its customers a more complete solution validates Zi's technology and underscores the importance of text messaging capabilities for today's mobile handsets," said Gary Mendel, Zi Vice President of Sales and Marketing.

Zi's eZiText and eZiTap™ are user-friendly text input technologies that significantly increase the ease, speed and accuracy of text input on any mobile device. eZiTap is a unique combination of multi-tap, prediction and learning functions that enables the dynamic creation of vocabulary. eZiText provides faster and more efficient text messaging through truly predictive one touch entry and word completion, coupled with the ability to learn from a person's usage patterns and behavior.

Comneon's APOXI™ is an object-oriented application framework for rapid development of man machine interfaces and integration of various applications for mobile communication products. APOXI™ has been designed to meet the special requirements of mobile, embedded devices and provides specific APIs.

3GSM World Congress in Cannes, France
 For more information about Zi integrations, visit Zi's stand (E21, Hall 2) at the upcoming 3GSM World Congress in Cannes, France from February 23 to 26, 2004. At the show, Zi will unveil for the first time the recently announced series of new innovations to its predictive text technology products. This includes new product features and enhancements that make text entry even quicker and easier for users than ever before. For media interested in meeting with Zi Corporation at the show, contact Brian Dolby of GBCS PR Ltd at +44 (0) 115 9508399, brian@gbcspr.com, in the United Kingdom or Linda Wu of Zi Corporation at 403-537-9779, lwu@zicorp.com, in North America.

About Comneon
 More information can be found at www.comneon.com.

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:

For Zi Corporation:
Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (media)
len@allencaron.com
(949) 474-4300